MAIL STOP 3561

      September 30, 2005

Mr. Raju Panjwani, Chairman
Phoenix India Acquisition Corp.
711 Fifth Avenue, Suite 401
New York, New York 10022

Re:	Phoenix India Acquisition Corp.
		Registration Statement on Form S-1
      Filed August 31, 2005
		File No. 333-128008

Dear Mr. Panjwani:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

2. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank check companies have engaged in the desired business combination outlined in the prospectus.
To
assist the staff in this regard, please present the information in a tabular format.
3. We note your disclosure concerning the ability of the company to enter into multiple combination transactions while still meeting the
80% of net assets test. Please provide additional disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time. As appropriate, include risk factor disclosure.
4. Supplementally discuss the reason for and basis behind the decision to defer a portion of the underwriter`s compensation. Disclose in the prospectus the rate of interest that the deferred fees and expenses will earn until an initial transaction is consummated. As applicable, discuss whether such deferment provision will apply to other members of the underwriting syndicate and if so, how such deferment obligation will be allocated among the members of the underwriters` syndicate.
5. Please also discuss the applicability or inapplicability of Regulation M to the contingent nature of the underwriter compensation arrangements. Please address in your discussion when any applicable restricted period would end. Further, advise whether the underwriter may or will act as a finder of business acquisitions for the company, and the applicability or inapplicability of Regulation M should the underwriter act as a finder.
6. We note that the company has marked the box on the registration statement facing page indicating that delivery of the prospectus is expected to be made in compliance with Rule 434. Please supplementally discuss the circumstances in which the company intends to utilize the provisions of Rule 434 and how the company intends to comply with the requirements of Rule 434.

Prospectus Cover Page
7. Please limit the cover page to one EDGAR page pursuant to Item
501(a) of Regulation S-B and include only the disclosure required by that Item.


Prospectus Summary
8. Remove the first two (italicized) paragraphs.
9. Give the full name of IDC.
10. You disclose under "Offering proceeds to be held in trust" that prior to the completion of a business combination, no fees, reimbursements or cash payments will be made to your existing shareholders except as stipulated. This disclosure suggests that fees, reimbursements or cash payments may or will be made to such persons following a business combination. Please clarify.
11. We note from Exhibit 10.2 that your existing shareholders have agreed to waive their conversion rights with respect to their insider shares and their IPO shares. We are unable to locate, however, the agreement whereby they have waived their conversion rights with respect to shares purchased in the aftermarket.
12. Under "Escrow of existing stockholders` shares," you disclose that units will be released from escrow upon the occurrence of certain events, including a business combination or a change in control. Since it is possible a change in control could result from a business combination, please clarify the change in control scenarios contemplated.

Risk Factors, page 8
13. The eighth risk factor does not appear to represent a material risk in this case, where the persons indicated will beneficially own only 20% of the outstanding shares after the successful offering.
14. Please identify the key personnel referenced in risk factor nine.
15. Affirmatively state in risk factor 11 whether any of your officers, directors, or affiliates have ever been associated with blank check companies.
16. The 14th risk factor is generic, common to all small
businesses
and should be deleted.
17. Risk factor 17 is generic and should be deleted.
18. Please avoid the generic conclusion you reach in risk factors
26
and 27 that the risk could "adversely affect" or have a "material adverse impact" on your operations. Instead, replace this language with specific disclosure of how your future operations would be affected.


Use of Proceeds, page 21
19. You appear to have allocated proceeds not held in trust to due diligence in three separate line items: the first, the third and the fifth (reserves). Either this allocation is duplicative or the disclosure does not adequately discuss the specific due diligence undertakings contemplated. Please advise or revise.
20. Please note the type-size of footnotes under this caption, and elsewhere in the prospectus, must be the same legibility as the body of the document; see Rule 420(a) of Regulation C.
Proposed Business, page 28
21. Please elaborate on your follow-on acquisition strategy to discuss the types of target companies and industries you will seek, the manner in which such targets will "augment" your business, the relevant characteristics of such targets, and the manner in which the transaction(s) will be financed and structured. Disclose whether any such targets have already been identified and whether or not any such targets are or will be associated with any of your existing shareholders or affiliates thereof.
Management, page 38
22. Please identify the federal district and appellate courts in which the case involving Mr. Phansalkar was brought, the case names, the parties, and the final disposition of the claims.
23. Under Executive Compensation, please state the fees paid to "affiliates of certain of our officers", name the officers and clarify the affiliation.
Principal Stockholders, page 41
24. We note reference to Rule 462(b) both here and in the Certain Transactions section. Explain what this rule is. Prior to going effective, supplementally confirm that you have no intention of increasing the offering size. In addition, supplementally advise as to why you have agreed to issue shares in the form of a stock dividend to the existing shareholders given that you have also issued them an option to purchase such additional shares as would be necessary to maintain their 20% ownership level.
25. We note that Messrs. Panjwani, Akella, Wadekar and Phansalkar have agreed to purchase warrants in the open market following the offering. Clarify whether they are obligated to purchase any specific amount of warrants following the offering. Indicate the specific information that they will look at in determining to purchase warrants in the open market following the offering. In addition, discuss whether a purpose of such purchases is to stabilize prices and if so, discuss what may happen to market prices after all such purchases are made.
26. Please also address the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements contained within your registration statement.
27. The options granted to your existing shareholders to purchase shares of common stock in order to maintain their 20% ownership after the offering appear to have been given without any consideration. As such, we view the grant of the options as a form of consideration, and we request that you include the information required under Item
402 of Regulation S-K.
Description of Securities, page 45
28. Disclose the factors that Rodman & Renshaw will consider in its determination whether to allow for separate trading of the common stock and the warrants prior to the earlier of the over-allotment option expiring or the full exercise thereof.
Underwriting, page 50
29. Tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
30. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
31. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.
32. Section 6.2 of the underwriting agreement appears to allow less than all of the shares to be offered in the event of a default by an underwriter of more than 10%. The agreement gives the right, but not the obligation, to terminate the agreement. It is therefore, in our judgment, not a firm commitment arrangement. Please revise the agreement or the prospectus.
Financial Statements

Statement of Stockholders` Equity, F-6
33. Your disclosure indicates that 3,125,000 shares of common stock
were issued on July 13, 2005 at $.01 per share.  Your disclosures in
Item 15 (Recent Sales of Unregistered Securities) on page II-4 however, indicates the shares were issued on July 21, 2005 at $.008 per share. Please clarify this inconsistency. In this connection, please ensure the date disclosed on F-12, as it relates to the common stock purchase warrants (July 31, 2005) is correct.

Notes to Financial Statements

Note 6 - Commitments and Contingencies
34. We noted, in the first paragraph on F-11, the assumptions used in
your estimate of the fair value of the underwriter purchase option
(UPO), particularly the expected life of five years. The final sentence in this paragraph however, indicates that you used an expected life of four years. Your disclosure is ambiguous, please revise. In addition, please disclose the aggregate fair value of the UPO.

Other
35. Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.





Part II

Item 16.  Exhibits and Financial  Schedules
36. Exhibits 10.1-10.5 are not signed. Please file executed copies.
37. We also note that a number of exhibits, including the opinion and consent of counsel, remain to be filed by amendment.
Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at (202) 551-3389 with any other questions.


      Sincerely,



      John Reynolds
      Assistant Director


cc:	Mitchell S. Nussbaum, Esq.
	Fax: (212) 407-4990

	Arthur S. Marcus, Esq.
	Gersten Savage, LLP
	600 Lexington Avenue
	New York, NY 10022

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Mr. Raju Panjwani
Phoenix India Acquisition Corp.
September 30, 2005
P. 1